Exhibit EX-99.906CERT

    Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
      (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18,
                         United States Code)

In connection with the attached report of Fort Dearborn Income Securities, Inc.
(the "Registrant") on Form N-CSR (the "Report"), each of the undersigned
officers of the Registrant does hereby certify that, to the best of such
officer's knowledge:

    1) the Report fully complies with the requirements of Section 13(a) or
        15(d), as applicable, of the Securities Exchange Act of 1934, as
        amended;

    2) the information contained in the Report fairly presents, in all material
        respects, the financial condition and results of operations of the
        Registrant as of, and for, the periods presented in the Report.

Dated: May 27, 2005

By: /s/ W. Douglas Beck

        W. Douglas Beck
        President

Dated: May 27, 2005

By: /s/ Joseph T. Malone

        Joseph T. Malone
        Vice President, Treasurer and Principal Accounting Officer

This certification is being furnished solely pursuant to 18 U.S.C.
[Sec] 1350 and is not being filed as part of the Report or as a
separate disclosure document.